News Release
Calgary: May 26, 2003
TSX: IUS

IUSI Announces Fiscal 2003 2nd Quarter Results

Calgary, May 26, 2003 – International Utility Structures Inc. ("IUSI") today released results for fiscal 2003, second quarter ending March 31, 2003. *All amounts stated are in U.S. dollars.* IUSI is a world leader in the manufacture and marketing of metal overhead lighting, powerline, traffic and telecommunications support structures for customers in more than 100 countries. Headquartered in Calgary, Alberta, IUSI also has manufacturing, design and engineering capacity in North America and Europe. The Company's common shares trade on the Toronto Stock Exchange under the symbol IUS.

Review of the second quarter of fiscal 2003, ending March 31, 2003

During the second quarter of fiscal 2003, IUSI continued to experience weak market conditions in the utility industry. In particular, North American utilities have continued to delay and/or reduce their capital expenditures. These delays are not because the requirement for distribution and transmission systems is not there, but are due to the economic slowdown, high utility debt levels, and ongoing industry re-organization.

We continue to see an increase in quotations and order activity in both utility and lighting products in Europe. IUSI believes that as the utilities complete their re-organizations, they will move forward on their capital projects. Although we expect the North American utility market to remain soft for 2003, we do believe the long-term outlook is favorable.

IUSI's Kansas facility is now fully operational with significant available capacity. This facility is viewed as "state-of-the-art" by the utility industry. The Kansas facility is able to produce a larger pole than its predecessor in Arkansas, giving it the ability to compete aggressively in the light duty transmission pole market. The Kansas plant has received orders for this pole product and IUSI believes that this will be an exciting and growing market.

Although IUSI's Petitjean facility experienced a slowdown in order intake during the beginning of the second quarter, it has recovered with strong orders for both lighting and distribution pole products during March. We expect this trend to continue for the remainder of the year.

Operating Results

For the second quarter of fiscal 2003, IUSI reported sales of $20.6 million compared to $20.0 million for the second quarter of last year. We have held our sales levels during a period when many companies are reporting significant reductions.

Gross profit for the quarter was $5.5 million, compared to $6.8 million for the same period last year. Gross margin, as a percentage of sales, declined to 26.7% in the second quarter of fiscal 2003, compared to 34.0% for the same period last year, due to the higher steel prices and the production of a large, low margin project in Europe. Fixed plant, selling and general administrative expenses were $6.8 million for the quarter, compared to $7.0 million last year.

The net loss for the second quarter of fiscal 2003 was $5.5 million or $0.48 per share, compared to a net loss of $3.9 million, or $0.34 per share for the same period last year.

Cash used by operations for the three months ended March 31, 2003, was $2.0 million compared to $3.1 million for the same period last year. The increased net loss was offset by reduction in the level of accounts receivable, inventory and prepaid expenses.

At March 31, 2003, net working capital was $13.7 million compared to $15.9 million at September 30, 2002.

At March 31, 2003, the Company had drawn $3.1 million under its $7.5 million of operating lines of credit and is using $12.1 million of its $20.1 million factoring facility.

On January 30, 2003, the Company's subsidiary, IUS France S.A.S., entered into a five (5) year term loan agreement with a bank in France. An initial advance in the amount of EUR 4.0 million was used to partially repay an inter-company loan granted by IUSI in connection with the Petitjean acquisition. The funds were used to pay the February 1, 2003, interest payment on the Subordinated Notes and for working capital purposes. A final advance of EUR 7.0 million was received on April 30, 2003, and will be used for inter-company transactions, inter-company loan repayment and working capital purposes.

This report contains forward-looking statements concerning the Company's objectives over the next few quarters. The Company's ability to meet such objectives depends on many known and unknown factors, including general, economic and business conditions, and risks associated with competition, foreign exchange and raw material costs.

For further information, contact:
Robert Jack – President & C.E.O., or Jerry Diener, Vice-President Finance & C.F.O.
Telephone: (403) 269-2350; Toll Free 1 (800) 263-9444; Fax: (403) 290-0523; Email: general@iusi.ca;
Website: www.iusi.ca

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2003 AND SEPTEMBER 30, 2002
IN 000'S OF US$

	MAR 31	SEPT 30
ASSETS		
Current Assets		
Cash and cash equivalents	4,532	5,207
Cash in escrow	1,760	2,137
Accounts receivable	14,990	16,755
Inventory	20,298	20,334
Prepaid expenses and other	2,412	2,810
	43,992	47,243
Property, plant & equipment	36,559	37,515
Other assets	2,694	2,491
	39,253	40,006
	83,245	87,249
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	3,057	4,825
Accounts payable and accrued liabilities	29,930	26,234
Current portion of long-term debt	314	237
	30,301	31,296
Long-Term Debt & Other Liabilities		
Long-term debt	70,631	66,009
Other liabilities	2,411	2,127
Future income taxes	1,034	1,588
	74,076	69,724
Shareholders' Equity		
Capital stock	18,367	18,367
Warrants	1,611	1,611
Foreign currency translation adjustment	(1,080)	(3,352)
Deficit	(40,030)	(30,397)
	(21,132)	(13,771)
	83,245	87,249

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
IN 000'S OF US$

	For the three months ended March 31		For the six months ended March 31	
	2003	**2002**	**2003**	**2002**
Sales, net of commissions	20,639	20,019	41,653	42,531
Less:				
Cost of sales	15,137	13,217	29,823	28,684
Plant operating expenses	2,532	2,037	4,877	4,240
Selling and administrative expenses	4,304	5,008	8,509	9,546
	21,973	20,262	43,209	42,470
Income before interest and depreciation	(1,334)	(243)	(1,556)	61
Depreciation and amortization	1,722	1,527	3,438	3,048
Gain on repurchase of Notes	0	0	0	(398)
Interest and other income	2,402	1,987	4,577	3,970
Gain on sale of subsidiary	33	0	39	(7,433)
Amortization of deferred financing costs	98	183	194	330
	4,255	3,697	8,248	(483)
Net income (loss) before income taxes	(5,589)	(3,940)	(9,804)	544
Income taxes	(120)	(6)	(171)	(6)
Net income (loss) for the period	(5,469)	(3,934)	(9,633)	550
Net income (loss) per share	(0.48)	(0.34)	(0.85)	0.05

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
IN 000'S OF US$

	For the three months ended March 31		For the six months ended March 31	
	2003	**2002**	**2003**	**2002**
Cash provided by (used in):				
Operations:				
Net income (loss)	(5,469)	(3,934)	(9,633)	550
Depreciation and amortization	1,819	1,710	3,632	3,379
Provision for future income taxes	(373)	(9)	(527)	(204)
Dividends to be settled by shares	0	0	0	0
Accretion of preferred shares to redemption value	45	45	90	90
Gain on repurchase of Notes	0	0	0	(450)
Accounts receivable	2,867	2,317	3,047	1,415
Inventories	1,610	192	1,748	4,877
Prepaid expenses and other	1,472	(74)	640	938
Accounts payable and accrued liabilities	(3,886)	(3,181)	(1,280)	(8,325)
Other items	(31)	(165)	355	230
	(1,946)	(3,099)	(1,928)	2,500
Financing:				
Operating loans	(2,319)	(4,877)	(2,235)	(1,419)
Change in long-term debt	4,299	12	4,234	(587)
Redemption of preferred shares, Series II	0	0	0	0
Share capital issued	0	250	0	250
	1,980	(4,615)	1,999	(1,756)
Investments:				
Capital expenditures	(445)	(290)	(933)	(856)
Other	334	513	276	361
Long-term assets	(460)	(19)	(466)	(77)
	(571)	204	(1,123)	(572)
Increase (decrease) in cash and cash equivalents	(537)	(7,510)	(1,052)	172
Cash and cash equivalents, beginning of period	6,829	12,887	7,344	5,205
Cash and cash equivalents, end of period	6,292	5,377	6,292	5,377